Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 15 to Registration Statement No. 333-64172 on Form N-1A of our report dated February 18, 2011, relating to the financial statements and financial highlights of Waddell & Reed InvestEd Balanced Portfolio, Waddell & Reed InvestEd Conservative Portfolio and Waddell & Reed InvestEd Growth Portfolio, each a series of Waddell & Reed InvestEd Portfolios, appearing in the Annual Report on Form N-CSR of Waddell & Reed InvestEd Portfolios for the year ended December 31, 2010. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Custodial and Auditing Services” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Kansas City, Missouri

April 27, 2011